UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Gander Mountain Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

36471P 10 8

(CUSIP Number)

Phillip R. Stanton, Esq.
Greensfelder, Hemker & Gale, P.C.
Ten South Broadway, Suite 2000
St. Louis, Missouri 63102
(314) 241-9090

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 14, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36471P 10 8

1.	Names of Reporting Persons David C. Pratt

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,000

	8.	Shared Voting Power 11,006,877.937

	9.	Sole Dispositive Power 20,000

	10.	Shared Dispositive Power 11,006,877.937

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,026,877.937

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.6% based on 24,197,732 shares outstanding and 20,000 options exercisable within 60 days held by Mr. Pratt

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons Mark R. Gale

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,400,000 SUBJECT TO THE DISCLAIMER IN ITEM 5.

	8.	Shared Voting Power 9,606,877.937 SUBJECT TO THE DISCLAIMER IN ITEM 5.

	9.	Sole Dispositive Power 1,400,000 SUBJECT TO THE DISCLAIMER IN ITEM 5.

	10.	Shared Dispositive Power 9,606,877.937 SUBJECT TO THE DISCLAIMER IN ITEM 5.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,006,877.937 SUBJECT TO THE DISCLAIMER IN ITEM 5.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.5% based on 24,197,732 shares outstanding

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 4 (“Amendment”) amends the Schedule 13D originally filed by Mr. Pratt and Mr. Gale (the “Reporting Persons”) on August 19, 2005, amended on December 13, 2006, December 6, 2007 and October 1, 2009 to reflect transactions on and developments through January 14, 2010, relating to such persons’ respective holdings of the securities of Gander Mountain Company (the “Issuer”).  The Reporting Persons may be deemed to constitute a “group” and, accordingly, jointly file this Amendment. This Amendment is being filed to disclose certain changes to Items 3, 4, 5, and 7 of the Schedule 13D.  Only those Items that are reported in this Amendment are amended and supplemented in the manner indicated, and responses to all other Items remain unchanged.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented by adding the following:

As discussed in Item 4, Gratco will pay an aggregate of approximately $4,329,208.12 pursuant to the Funding Agreement (as defined in Item 4) in connection with the Reverse Split Funding Amount (as defined in Item 4).

Item 4.  Purpose of Transaction.

The following paragraph is added to the end of Item 4.

On January 14, 2010, the Issuer effected a going private transaction through an amendment to the Issuer’s articles of incorporation to effect a 1-for-30,000 reverse stock split of its common stock.  After the reverse stock split, any shareholder of the Issuer that held than one share will receive a cash payment of $5.15 for each share held prior to the reverse split.  Immediately following the reverse stock split, the Issuer filed a second amendment to its articles of incorporation to effect a 30,000-for-1 forward stock split.  As a result, shareholders of the Issuer that held 30,000 or more shares of Common Stock at the time of the reverse split will retain their current numbers of shares of common stock without change and not receive cash in the transaction.  The transaction described above is called the “Reverse-Forward Split.”

The funding for the cash payment for the fractional shares in connection with the Reverse-Forward Split was provided by Gratco, LLC (“Gratco”) and another shareholder of the Issuer, Holiday Stationstores, Inc.  Gratco has entered into a Funding and Indemnification Agreement with the Issuer (the “Funding Agreement”), pursuant to which Gratco has agreed to fund a portion of the amount required to cash out fractional shares of the Issuer as a result of the Reverse-Forward Split, such that upon completion of the Reverse-Forward Split (and the issuance of shares as set forth below) Gracto and certain of its affiliates will own the same number of shares of the Issuer’s common stock as are owned collectively by Holiday Stationstores, Inc. and certain other members of the Erickson family.  The amount of such funding obligation to be paid by Gratco under the Funding Agreement is called the “Reverse Split Funding Amount” and, based on the number of shares to be cashed out, is equal to $4,329,208.12.

The Issuer will issue to Gratco shares of the Issuer’s common stock equal to the Reverse Split Funding Amount provided by Gratco divided by $5.15 or 840,622.937 shares.

Item 5.  Interest in Securities of the Issuer.

The information below in (a)-(c) is amended and restated in its entirety.

(a)   The following table represents the shares of common stock beneficially owned by the parties who are Reporting Persons in the filing of this Amendment. The percentages below are based on the assumption that there are 24,197,732 shares of common stock outstanding.

	Relationship to Reporting Person	Shares		Percentage

David C. Pratt	Reporting Person	11,026,877.937	(1)	45.6%

Gratco LLC	Mr. Pratt, sole Manager	9,606,877.937		39.7%

Subtotal for Mr. Pratt
David C. Pratt, Irrevocable
Grantor Retained Annuity Trust (“GRAT”)(2)		11,006,877.937	(3)	45.5%

Notes:

(1)   Includes 20,000 shares to be acquired upon options exercisable within 60 days.

(2)   The GRAT is the sole voting member of Gratco LLC.  Except to the extent reflected in paragraph (d) below, neither Mr. Pratt nor Mr. Gale has any economic interest in any of such trusts.

(3)   Includes shares held by Gratco LLC (“Gratco”) and 1,400,000 shares held directly by the GRAT.  Although Mr. Gale, neither individually nor as the controlling person of the trustee, participates in the management of Gratco, the fact that trusts indirectly controlled by Mr. Gale hold all the equity interests in Gratco may be deemed to result in shared voting or dispositive powers with respect to shares held by Gratco.

AS PERMITTED IN SEC REGULATION SECTION 2.40.13D-4, THIS STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT DAVID C. PRATT IS, FOR THE PURPOSES OF SECTION 13(D) OR 13(G) OF THE SECURITIES EXCHANGE ACT, THE BENEFICIAL OWNER OF THE SECURITIES HELD BY THE DAVID C. PRATT IRREVOCABLE GRANTOR RETAINED ANNUITY TRUST.  MARK R. GALE DISCLAIMS ANY ECONOMIC BENEFICIAL INTEREST IN THE ASSETS OF THE GRATCO OR THE DAVID C. PRATT IRREVOCABLE GRANTOR RETAINED ANNUITY TRUST.

(b)   Subject to the above disclaimers of beneficial ownership, for each Reporting Person named in paragraph (a), the number of shares reflects shares as to which the Reporting Person holds sole voting and investment power.

(c)   Except for the matters described in Item 4 of this Amendment, during the past 60 days there have been no transactions in shares of Common Stock of the Issuer by any of the Reporting Persons.

Item 7.  Material to be Filed as Exhibits.

Item 7 is amended and supplemented by adding the following exhibits:

The press release by the Issuer, dated as of January 14, 2010, is incorporated herein by reference to the Issuer’s Current Report on Form 8-K filed on January 14, 2010.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2010

DAVID C. PRATT IRREVOCABLE GRANTOR
RETAINED ANNUITY TRUST DATED 12/1/92
by its Trustee, Calco, Inc.

/s/ Mark R. Gale
Mark R. Gale

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

DAVID C. PRATT, INDIVIDUALLY AND AS SOLE MANAGER OF GRATO LLC

/s/ David C. Pratt
David C. Pratt

Attention:  Intentional misstatements or omissions of fact
constitute Federal Criminal violations (See 18 U.S.C. 1001)